UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  August 2007

Commission File Number:  0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion Reports Record Revenues for Second Quarter 2007 dated August 1st, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                ALVARION LTD.

Date: August 1st, 2007                                                                                      By: /s/ Efrat Makov
                                               Name: Efrat Makov
                                               Title: CFO

EXHIBIT 1
Contacts
Efrat Makov, CFO                                                         Claudia Gatlin, Investor Relations
+972-3-645-6252                                                             +212-830-9080
+760-517-3187                                                                claudia.gatlin@alvarion.com
Efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion Reports Record Revenues for Second Quarter 2007

Target Revenue Growth Rate for 2007 Increased to 25-30%

TEL AVIV, Israel - August 1, 2007 - Alvarion Ltd. (NASDAQ: ALVR), the leading provider of WiMAX and wireless broadband solutions, today announced financial results for the second quarter ended June 30, 2007.

Highlights:

•	Record revenues of $57.5 million, up 31% from Q2 2006;

•	Record BreezeMAXTM revenues of $27.9 million;

•	Gross margin of 51%;

•	Non-GAAP EPS of $0.03; GAAP EPS of $0.00;

•	Positive operating cash flow of $2.6 million.

In the second quarter of 2007, revenues reached a new record of $57.5 million, an increase of 11% from $52.1 million in the first quarter of 2007, and 31% from $44 million in the second quarter of 2006.

GAAP net income in the second quarter of 2007 was $136,000, or $0.00 per share, which included income from discontinued operations of $618,000. Net loss from continuing operations was ($482,000) or ($0.01) per share, compared to a loss from continuing operations of ($1.1) million, or ($0.02) per share in Q1. Loss from continuing operations in the second quarter of 2006 was ($1.3) million, or ($0.02) per share.

Excluding the results of the discontinued operations, amortization of acquired intangibles and deferred stock compensation, on a non-GAAP basis, the company reported a net profit of approximately $2.0 million, or $0.03 per diluted share, compared with a non-GAAP net profit of approximately $1.3 million, or $0.02 per diluted share in the first quarter of 2007, and a non-GAAP net profit of approximately $1.0 million, or $0.02 per diluted share in Q2 2006.

The company generated positive cash flow from continuing operating activities of approximately $2.6 million during Q2 2007. Cash reserves as of June 30, 2007 totaled approximately $122 million, up from about $120 million in the previous quarter.

For supplemental information to facilitate evaluation of the impact of non-cash charges and comparisons with historical results of continuing and discontinued operations, see the attached table showing the detailed reconciliation of GAAP to non-GAAP results for Q2 2007 and the comparative quarters.

Comments from Management

“Q2 was a quarter of excellent execution that was reflected in strong bookings, acceleration of revenue growth and continued profitability,” said Tzvika Friedman, President and CEO of Alvarion. “Based on our performance during the first half, and the positive outlook for the balance of the year, we are raising our target for revenue growth in 2007 to 25-30% over 2006, versus our previous target of 15-20%.

BreezeMAX shipments amounted $34 million, and we ended the quarter with over 170 commercial WiMAX deployments, up from 150 at the end of Q1. The significance of these initial deployments is the broad base of satisfied customers they represent – from large incumbent carriers to new operators building their business model around WiMAX services.

We are also pleased to report that revenues in our non-WiMAX business exceeded expectations, growing 10% both sequentially and year-over-year. This performance reflects the quality of our products, strength of our channel partners and the breadth of our customer base.

Perhaps less apparent, but just as important, is the extensive internal development work, interoperability testing and other activities we are pursuing with our technical partners. In addition, we are cultivating relationships with strong local partners in key geographic regions and pursuing numerous business opportunities with our growing roster of ecosystem partners as part of our OPEN™ WiMAX initiative. Our excellent reputation and track record is also enabling a successful recruiting effort, as we position ourselves to play a leadership role in mobile WiMAX during the next phase of the market’s development.”

Q3 2007 Guidance

The company’s revenue guidance for Q3 2007 is $58 to $62 million. Based on this revenue range, non-GAAP per share results from continuing operations are expected to range between $0.03 and $0.05. GAAP per share results are expected to range between $0.00 and $0.02.

Alvarion’s management will host a conference call today, August 1, at 9:00 a.m. Eastern time to discuss the quarter. To participate in the call, please dial one of the following numbers approximately five minutes prior to the scheduled start time: USA: (612)-234-9959, International: +1-(612)-332-0932.

The public is invited to listen to the live webcast of the conference call. For details please visit Alvarion’s website at www.alvarion.com.

An archive of the on-line broadcast will be available on the website.

A replay of the call will be available from 11:30 a.m. EDT on August 1st, 2007 through 11:59 p.m. EDT on August 8th, 2007.

To access the replay, please call USA: (USA) (800) 475-6701; International: +1(320)-365-3844. To access the replay, users will need to enter the following code: 879485.

About Alvarion

With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.

Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers; and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (*)
U.S. dollars in thousands (except per share data)

	Six	Six	Three	Three	Three
	Months Ended	Months Ended	Months Ended	Months Ended	Months Ended
	June 30,	June 30,	June 30,	June 30,	March 31,
	2007	2006	2007	2006	2007

Sales	$109,623	$87,636	$57,546	$44,013	$52,077

Cost of sales	54,221	44,028	28,420	21,942	25,801

Gross profit	55,402	43,608	29,126	22,071	26,276

Operating expenses:
Research and development, net	24,849	18,045	13,075	9,284	11,774
Selling and marketing	26,265	20,851	13,621	10,578	12,644
General and administrative	7,700	6,730	3,787	3,654	3,913
Amortization of intangible assets	1,272	1,338	636	669	636

Total Operating expenses	60,086	46,964	31,119	24,185	28,967

Operating loss	(4,684)	(3,356)	(1,993)	(2,114)	(2,691)

Financial income, net	3,143	1,492	1,511	824	1,632

Loss from continuing operations	(1,541)	(1,864)	(482)	(1,290)	(1,059)

Income (loss) from discontinued operations, net	1,054	(30,668)	618	(26,276)	436

Net income (loss)	$(487)	$(32,532)	$136	$(27,566)	$(623)

Basic net earnings (loss) per share:
Continuing operations	$(0.03)	$(0.03)	$(0.01)	$(0.02)	$(0.02)
Discontinued operations	$0.02	$(0.51)	$0.01	$(0.43)	$0.01
Total	$(0.01)	$(0.54)	$0.00	$(0.45)	$(0.01)

Weighted average number of shares used in computing basic net earnings (loss) per share	61,933	60,501	62,097	60,806	61,767

Diluted net earnings (loss) per share:
Continuing operations	$(0.03)	$(0.03)	$(0.01)	$(0.02)	$(0.02)
Discontinued operations	$0.02	$(0.51)	$0.01	$(0.43)	$0.01
Total	$(0.01)	$(0.54)	$0.00	$(0.45)	$(0.01)

Weighted average number of shares used in computing diluted net earnings (loss) per share	61,933	60,501	64,316	60,806	61,767

(*) Results of Cellular Mobile Unit that was sold in November 2006, are classified as discontinued operations and are not included in the results from continuing operations.

ALVARION LTD. & ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENT OF INCOME (*)
U.S. dollars in thousands (except per share data)

		Three			Three
		Months Ended			Months Ended
		June 30,			March 31,
		2007			2007
	GAAP	Adjustments		Non-GAAP	Non-GAAP

Sales	$57,546	$-		$57,546	$52,077

Cost of sales	28,420	(140)	(a)	28,280	25,667

Gross profit	29,126	140		29,266	26,410

Operating expenses:
Research and development, net	13,075	(446)	(a)	12,629	11,381
Selling and marketing	13,621	(404)	(a)	13,217	12,245
General and administrative	3,787	(812)	(a)	2,975	3,086
Amortization of intangible assets	636	(636)	(b)	-	-

Total Operating expenses	31,119	(2,298)		28,821	26,712

Operating profit (loss)	(1,993)	2,438		445	(302)

Financial income, net	1,511	-		1,511	1,632

Income (loss) from continuing operations (a)	(482)	2,438		1,956	1,330

Income from discontinued operations, net	618	(618)		-	-

Net income	$136	$1,820		$1,956	$1,330

Basic net earnings (loss) per share:
Continuing operations	$(0.01)			$0.03	$0.02
Discontinued operations	$0.01
Total	$0.00

Weighted average number of shares used in computing basic net earnings (loss) per share	62,097			62,097	61,767

Diluted net earnings (loss) per share:
Continuing operations	$(0.01)			$0.03	$0.02
Discontinued operations	$0.01
Total	$0.00

Weighted average number of shares used in computing diluted net earnings (loss) per share	64,316			64,316	63,942

(*) Results of Cellular Mobile Unit that was sold in November 2006, are classified as discontinued operations and are not included in the results from continuing operations.

(a) The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" on January 1, 2006 using the modified-prospective transition method.

(b) The effect of amortization of intangible assets.

ALVARION LTD. & ITS SUBSIDIARIES

DISCLOSURE OF NON-US GAAP NET INCOME

FOR COMPARATIVE PURPOSES NET INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS EXCLUDING
AMORTIZATION OF ACQUIRED INTANGIBLES, DEFERRED STOCK COMPENSATION AND INCOME (LOSS) FROM DISCONTINUED OPERATIONS

U.S. dollars in thousands (except per share data)

	Six	Six	Three	Three	Three
	Months Ended	Months Ended	Months Ended	Months Ended	Months Ended
	June 30,	June 30,	June 30,	June 30,	March 31,
	2007	2006	2007	2006	2007

Net income (loss) according to US GAAP	$(487)	$(32,532)	$136	$(27,566)	$(623)

Amortization of acquired current technology and customer relationships	1,272	1,338	636	669	636

Amortization of deferred stock compensation	3,555	3,022	1,802	1,597	1,753

Loss (income) from discontinued operations	(1,054)	30,668	(618)	26,276	(436)

Net Income from continuing operations excluding amortization of acquired intangibles, deferred stock compensation and income (loss) from discontinued operations	$3,288	$2,496	$1,956	$976	$1,330

Basic net earnings per share from continuing operations excluding amortization of acquired intangibles, deferred stock compensation and income (loss) from discontinued operations	$0.05	$0.04	$0.03	$0.02	$0.02

Weighted average number of shares used in computing basic net earnings per share	61,933	60,501	62,097	60,806	61,767

Diluted net earnings per share from continuing operations excluding amortization of acquired intangibles, deferred stock compensation and income (loss) from discontinued operations	$0.05	$0.04	$0.03	$0.02	$0.02

Weighted average number of shares used in computing diluted net earnings per share	64,152	64,142	64,316	63,700	63,942

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2007	2006
ASSETS
Cash, cash equivalents, short-term and long-term investments	$122,093	$118,426
Trade receivables	38,667	34,332
Other accounts receivable	13,414	12,474
Inventories	45,481	30,539
Severance pay fund	9,758	8,749

PROPERTY AND EQUIPMENT, NET	10,923	10,379

GOODWILL AND OTHER INTANGIBLE ASSETS	59,971	61,243

DISCONTINUED ASSETS	2,665	3,921

TOTAL ASSETS	$302,972	$280,063

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Trade payables	$28,782	$22,418
Other accounts payable and accrued expenses	54,724	42,295

Total current liabilities	83,506	64,713

ACCRUED SEVERANCE PAY	14,461	12,694

DISCONTINUED LIABILITIES	5,980	7,355

TOTAL LIABILITIES	103,947	84,762

SHAREHOLDERS' EQUITY	199,025	195,301

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$302,972	$280,063

ALVARION LTD. & ITS SUBSIDIARIES
Consolidated Statements of Cash Flows
U.S. dollars in thousands

Three
Months ended
June 30, 2007

Cash flows from operating activities:
Net profit	$136
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	1,125
Amortization of deferred stock compensation	1,802
Amortization of intangibles assets	636
Increase in trade receivables	(2,152)
Increase in other accounts receivable	(1,950)
Increase in inventories	(8,043)
Increase in trade payables	1,624
Increase in other accounts payables and accrued expenses	9,720
Accrued severance pay, net	367
Net income from discontinued operations	(618)
Net cash provided by operating activities from continuing operations	2,647

Net cash provided by operating activities from discontinued operations	540

Net cash provided by operating activities	3,187

Cash flows from investing activities:
Purchase of fixed assets	(1,673)
Net cash used in investing activities from continuing operations	(1,673)

Cash flows from financing activities:
Proceeds from exercise of stock options	657
Net cash provided by financing activities from continuing operations	657

Increase in cash, cash equivalents, short-term and long-term investments from continuing operations	1,631
Increase in cash, cash equivalents, short-term and long-term investments from discontinued operations	540
Increase in cash, cash equivalents, short-term and long-term investments	2,171

Cash, cash equivalents, short-term and long-term investments at the beginning of the period	119,922
Cash, cash equivalents, short-term and long-term investments at the end of the period	$122,093